May 1, 2020
Via E-mail

Igor Kirman, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

              Re:     TEGNA Inc.
                      Response dated April 29, 2020
                      File No. 001-06961

Dear Mr. Kirman:

1. Without necessarily agreeing with the entirety of the analysis you provided in response to comment 1 in our April 28, 2020 letter, we have no further comment.

                                              *   *   *

      Please direct any questions to me at (202) 551-7951. You may also contact Daniel
Duchovny, Special Counsel, at (202) 551-3619.


                                                           Sincerely,

                                                           /s/ Joshua Shainess

                                                           Joshua Shainess
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions